                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                     Commission File No.: 1-6300



                           [Images of stores omitted]

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                              [PREIT logo omitted]

                   Pennsylvania Real Estate Investment Trust

                           Annual Shareholder Meeting

                                  June 5, 2003

                                                         [Listed on NYSE as PEI]

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
                                                            [PREIT logo omitted]

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                                    Ron Rubin

                               Chairman and CEO

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
                                                            [PREIT logo omitted]


                                  Recent Events

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         o Purchase of 6 Rouse Assets
         o Sale of Multifamily Portfolio
         o Merger Agreement with Crown

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
                                                            [PREIT logo omitted]

                                    Strategy
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         o Value Retail
         o Concentrated in Mid - Atlantic Region
         o Repositioning

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
                                                            [PREIT logo omitted]


                                  Next Steps...

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         o Complete remaining Rouse/Multifamily
         o Close Crown transaction
         o Complete integration
         o Reposition properties
         o Dispositions of non-core retail assets
         o Acquisitions consistent with strategy

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
                                                            [PREIT logo omitted]

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                                   Jon Weller


                                President and COO

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
                                                            [PREIT logo omitted]

                           PREIT People Make It Happen
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                       [Image of PREIT employees omitted]


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

                                                            [PREIT logo omitted]

                                  Location Map
                                    Pro Forma

--------------------------------------------------------------------------------
Location Map
Pro Forma
                 Wisconsin                                                         Massachusetts
                 ---------                                                         -------------
Properties                     Sq. Ft.                              Properties                     Sq. Ft.
----------                     -------                              ----------                     -------
Valley View Mall               587,000                              Dartmouth Mall                 626,557

                                                                                    New Jersey
               Pennsylvania                                                         ----------
               ------------                                         Properties                     Sq. Ft.
Properties                    Sq. Ft.                               ----------                     -------
----------                    ------                                Phillipsburg Mall              551,682
Beaver Valley Mall           1,175,046                              Rio Mall*                      158,937
Capital City Mall              609,757
Carlisle City Mall (3)         341,885                                               Delaware
Chambersburg Mall              454,583                                               --------
Creekview Shopping Center      425,002                              Properties                     Sq. Ft.
Crest Plaza Shopping Center    155,294                              ----------                     -------
Festival at Exton              142,649                              Christiana Power Center 1      302,409
Laurel Mall*                   558,802
Lehigh Valley Mall*          1,051,145                                               Maryland
Logan Valley Mall              784,364                                               --------
Lycoming Mall                  794,635                              Properties                     Sq. Ft.
Metroplex Shopping Center*     778,190                              ----------                     -------
Nittany Mall                   531,209                              Francis Scott Key Mall         707,060
North Hanover Mall             449,905                              Prince George's Plaza          750,023
Northeast Tower Center         472,102                              Valley Mall                    898,710
Palmer Park Mall               446,739
Paxton Towne Center            715,248                                               Virginia
Red Rose Commons*              463,042                                               --------
Schuykill Mall (2)             729,239                              Properties                     Sq. Ft.
Shenango Valley Mall (2)       513,367                              ----------                     -------
South Mall                     406,727                              New River Valley Mall          428,817
Springfield Park I & II*       268,500                              Patrick Henry Mall             641,568
The Court at Oxford Valley*    704,486
Uniontown Mall (2)             697,936                                            North Carolina
Viewmont Mall                  770,460                                            --------------
Washington Crown Center        670,738                              Properties                     Sq. Ft.
West Manchester Mall(2)        703,448                              ----------                     -------
Whitehall Mall*                533,721                              Jacksonville Mall              414,132
Willow Grove Park*           1,203,624
Wyoming Valley Mall            917,909                                           South Carolina
                                                                                 --------------
                 Tennessee                                          Properties                     Sq. Ft.
                 ---------                                          ----------                     -------
Properties                     Sq. Ft.                              Magnolia Mall                  579,244
----------                     -------                              The Commons at Magnolia        231,318
Bradley Square (2)             404,049
Oak Ridge Mall(3)              887,780                                              Georgia
                                                                                    -------
              West Virginia                                         Properties                     Sq. Ft.
              -------------                                         ----------                     -------
Properties                     Sq. Ft.                              Mount Brewery Square (2)       478,673
----------                     -------
Crossroads Mall                449,665                                             Florida
Martinsburg Mall               556,419                                             -------
                                                                    Properties                     Sq. Ft.
                                                                    ----------                     -------
                                                                    South Blanding Village        106,857


                     [Map of Eastern United States omitted]

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

                                                            [PREIT logo omitted]

                      Significant Presence in Pennsylvania
                              and the Mid-Atlantic
                                    Pro Forma
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[Pie Chart omitted. Data is as follows:

         o Pennsylvania - 61%
         o New Jersey - 13%
         o Maryland - 7%
         o Virginia - 3%
         o West Virginia - 3%
         o South Carolina - 2%
         o Alabama - 2%
         o Massachusetts - 2%
         o Wisconsin - 2%
         o Other - 5%]

Total Sq Ft: 33.5M
------------------
o Data based on total square footage. Information for PREIT excludes properties under construction, as well as multifamily and indistrial assets. Pro forma for the acquisition of all 6 Rouse assets.
o Crown and PREIT data as of December 31, 2002 Form 10K. Rouse information per PREIT's March 6, 2003 press release.

                                                            [PREIT logo omitted]

                                   Asset Type
                                December 31, 2002
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                       PREIT portfolio by Square Footage

[Pie chart omitted. Data is as follows:

         o Strip Center - 6%
         o Power Center - 24%
         o Mall - 34%
         o Multifamily - 36%]

Total Sq Ft: 18.5M
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
                                                            [PREIT logo omitted]
                                   Asset Type
                                    Pro Forma

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                      Combined portfolio by Square Footage

[Pie chart omitted. Data is as follows:

         o Strip Center - 3%
         o Power Center - 13%
         o Mall - 84%]

Total Sq Ft: 33.5M

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
                                                            [PREIT logo omitted]

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                                   Ed Glickman
                              Executive VP and CFO

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
                                                            [PREIT logo omitted]
                                   Performance!
                                  (in millions)

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                                   2001        2002

Gross Revenues from Real Estate   $100.2      $114.6

Company proportionate               35.6        43.7
Share of JVs-Revenues             ------      ------

Total Revenues                    $136.7      $158.3

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
                                                            [PREIT logo omitted]

                                   Performance!
                                  (in millions)

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                                   2001        2002

Gross Revenues from Real Estate   $100.2      $114.6

Property Operating Expenses         33.0        37.6
                                  ------      ------

NOI:WO Properties                   67.2        77.0

Company proportionate               23.9        28.6
Share of JVs-Revenues             ------      ------


NOI                                $91.1      $105.6

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See Exhibit A for reconciliation to net income.

                                                            [PREIT logo omitted]
                            Investment In Real Estate
                                  (in millions)

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                                   2001        2002

Investment in Real Estate         $636.3      $739.4

Company proportionate
Share of JVs Investment in         198.1       213.6
Real Estate                       ------      ------

Total Investment in Real Estate   $834.4      $953.0

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
                                                            [PREIT logo omitted]
                                   Stock Price
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 [Line chart detailing stock price from December 2001 through current omitted.
  Data as follows:

     Date                        Stock Price
  ----------                     -----------
  12/31/2001                     $23.20
   1/31/2002                     $23.28
   2/28/2002                     $23.10
   3/31/2002                     $25.50
   4/30/2002                     $25.70
   5/31/2002                     $25.90
   6/30/2002                     $27.11
   7/31/2002                     $25.70
   8/31/2002                     $26.25
   9/30/2002                     $25.76
  10/31/2002                     $25.65
  11/30/2002                     $25.31
  12/31/2002                     $26.00
   1/31/2003                     $25.70
   2/28/2003                     $25.90
   3/31/2003                     $28.65
   4/30/2003                     $28.55
   5/31/2003                     $28.22
   6/04/2003                     $28.53]
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
                                                            [PREIT logo omitted]

                              Market Capitalization
                                  (in millions)


Pro Forma Market Cap Est.: $2.7 Billion

[Chart detailing Market Capitaliztion from 1998 through 2003 pro forma estimate omitted. Data as follows:

    Period                       Market Capitalization
    ------                       ---------------------
     1998                                $692.6
     1999                                $703.7
     2000                                $812.5
     2001                                $915.2
     2002                               $1097.3
     2003-
     pro forma est.                     $2679.5]
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
                                                            [PREIT logo omitted]

                              Funds From Operations
                                   (per share)


[Chart detailing funds from Operations (per share) from 1998 through 2003 pro forma estimate omitted. Data as follows:

    Period                       FFO per share
    ------                       -------------
     1998                            $2.45
     1999                            $2.65
     2000                            $3.06
     2001                            $2.70
     2002                            $2.85
     2003-
     pro forma est.                  $3.40]




See Exhibit A for reconciliation to net income.

                                                            [PREIT logo omitted]

                                  Balance Sheet
                               Pro Forma Estimate
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[Pie chart omitted, Data is as follows:

         o Debt - 61%
         o Common Stock - 34%
         o Preferred Stock - 5%]

Pro Forma Market Cap Est.: $2.7 Billion

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
                                                            [PREIT logo omitted]


                                     Summary

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         o Company is undergoing transformation

         o New strategic focus

         o Enhanced position in the capital markets

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
                                                            [PREIT logo omitted]

                           Forward Looking Statements

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     This presentation contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown's or the acquisition of Echelon Mall and Plymouth Meeting Mall from the Rouse Company on previously announced terms, on otherwise favorable terms to PREIT, or at all. If such transactions are consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate such transactions or could cause PREIT's actual results to differ materially from expected results include, without limitation, failure of the requisite number of PREIT and Crown shareholders to approve the merger, the satisfaction of closing conditions applicable to such transactions (some of which are beyond PREIT's control); and other economic, business or competitive factors. In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this document to reflect new information, future events or otherwise.

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
                                                            [PREIT logo omitted]

                                 Investor Notice

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   In connection with the merger with Crown American Realty Trust, PREIT and
   Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901;
   Attn: Investor Relations.

   PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.

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

                    Exhibit A - Reconciliation to Net Income




                                                                 Year Ended 12/31 (in thousands except per share amounts)
                                                            ----------------------------------------------------------------
                                                                 2002         2001          2000        1999           1998
Gross revenues from real estate                             $  114,599    $ 100,215     $  97,447  $   87,079     $   59,641
Property operating expenses                                    (37,548)     (33,037)      (32,251)    (31,375)       (22,080)
                                                            ----------------------------------------------------------------
Net operating income: wholly-owned properties                   77,051       67,178        65,196      55,704         37,561
Company's proportionate share of partnerships and
   joint ventures net operating income                          28,592       23,913        21,102      19,353         18,222
                                                            ----------------------------------------------------------------
Combined net operating income (1)                              105,643       91,091        86,298      75,057         55,783
                                                            ================================================================
Company's share of PREIT-RUBIN, Inc.
   net operating (loss) income                                      --           --       (4,498)     (2,504)            762
Interest and other income                                          711          361         1,385       1,144            650
Management fees                                                 11,003       11,336            --          --             --
General and administrative expenses                            (24,747)     (23,577)       (4,953)     (3,560)        (3,351)
                                                            ----------------------------------------------------------------
                                                                92,610       79,211        78,232      70,137         53,844
Interest expense                                               (41,697)     (35,594)      (34,315)    (30,440)       (18,946)
Depreciation and amortization                                  (28,857)     (23,634)      (19,668)    (19,300)       (13,969)
PREIT-RUBIN, Inc. income taxes                                      --           --            --          56            123
Minority interest in operating partnership                      (2,194)      (2,499)       (3,627)     (2,061)        (1,372)
Discontinued operations                                           (269)         198         1,334         584            462
Gains on sales of real estate                                    4,085        2,107        10,298       1,763          3,043
                                                            ----------------------------------------------------------------
Net income                                                  $   23,678    $  19,789     $  32,254  $   20,739     $   23,185
                                                            ================================================================
Net income per share                                        $     1.44    $    1.35     $    2.41  $     1.56     $     1.74
                                                            ================================================================

See definition slide for net operating income definition.

              Exhibit A (continued) - Reconciliation to Net Income


Funds From Operations                                                            Year Ended 12/31
                                                            ----------------------------------------------------------------
                                                                 2002         2001          2000        1999           1998
                                                            ----------------------------------------------------------------
Net income                                                  $   23,678    $  19,789     $  32,254    $ 20,739      $  23,185
   Minority interest in operating partnership                    2,194        2,499         3,627       2,061          1,372
   Minority interest in discontinued operations                    421           25           157          60             51
   Gains on sales of interests in real estate                       --       (2,107)      (10,298)     (1,763)        (3,043)
   Gains on dispositions of discontinued operations             (4,085)          --            --          --             --
   Depreciation and amortization:
     Wholly owned & consolidated partnerships, net              21,151       17,145        14,825      12,743          8,219
     Unconsolidated partnerships & joint ventures                7,446        6,264         4,585       4,458          4,011
     Discontinued operations                                       285          406           403         363            396
   Excess purchase price over net assets acquired                   --          423           291         195            115
   Prepayment fee                                                   77          255            --          55            270
                                                            ----------------------------------------------------------------
Funds from operations (2)                                   $   51,167    $  44,699     $  45,844    $ 38,911      $  34,576
                                                            ================================================================
FFO per share                                               $     2.85    $    2.70     $    3.06    $   2.65      $    2.45
                                                            ================================================================

See definition slide for funds from operations definition.

                       Exhibit A (continued) - Definitions


(1) Net Operating Income ("NOI") is derived from real estate revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. In addition, the Company's measure of NOI as presented may not be comparable to similarly titled measures reported by other companies.

(2) Funds from operations ("FFO") is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP") plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization for financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating preformance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies.